U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                          Form 10 - SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        CURECOM.COM INC.
     (Name of Small Business Issuer in its Charter)

New Jersey                              22-3703714
(State or other jurisdiction of      (IRS Employer
incorporation or organization)     Identification Number)

   3215 Mathers Avenue, West Vancouver, BC Canada     V7V 2K6
(Address of Principal Executive Offices)               (Zip Code)

            Issuer's Telephone Number: (604) 913-8355

   Securities to be Registered under Section 12(b) of the Act:

                             Title of each class
                 Name of each exchange on which
                         to be so registered
                 Each class is to be registered

                         Not Applicable


   Securities to be registered under Section 12(b) of the Act:

                          Common Stock
                        (Title of Class)




PART I


Item 1.    DESCRIPTION OF BUSINESS.

General

The Company was incorporated under the laws of the State of New Jersey on December 27, 1999, and is in the early operational stage with active developmental and promotional phases. To date, the Company is operational and has two fully active websites which are ubaseball.com and ufootball.com. Activities are directed at raising its initial capital and developing its website and its business. The Company owns no real estate.

Our focus has always been centered on creating interesting web based entertainment and through the success of these games to also raise funds for charitable purposes.

As a firm, one of the goals that we have chosen is to raise funds for cancer research. We firmly believe that a company founded on principles with the highest integrity is needed to combat cancer. In general, we feel that not enough is being done to find a cure. CureCom Inc. hopes to unite the world via the Internet as a global community to help fight the disease.

Our Vision

The ultimate outcome of all of our efforts will deliver many different and compelling Internet applications. The choices we have made will combine all of the functionality with a more futuristic implementation. We have chosen different types of functionality based on demographic information and combined it with our experience and expertise.

The   first  stage  of  our  project  will  focus  on  delivering applications that are entertaining and have components that require frequent visits to our website. These applications are Fantasy Sports, Email and other sites. The Internet addresses for each of these first components will be:
-         Ufootball.com*
-         Ubaseball.com*
-         Uhockey.com
-         Ubasketball.com
-         Umailbox.net
-         Uhomemail.com
-         Uworkmail.com

* Website already established and operating

All addresses follow a standard naming pattern that will help us gain brand-name recognition. We believe that ownership of these names as a group may add substantial value to them depending on Internet domain name market conditions.

The next stage of the project will be the integration of CRM (Customer Relationship Management) technology. This is where our expertise begins to differentiate us from the competition. An overview of CRM technology is covered in forthcoming sections of this document.

Because we are focused on helping to find a cure for cancer, we are hoping to generated enough revenue to fund additional research activities. The idea behind the cancer-cure concept is to provide unified access of all treatment programs available throughout the world for any type or stage of cancer.

Subsequent stages of the project will deliver more games, as well as Internet home auctions, children's sites, online shopping and more.

Some   of  the  other  Internet  addresses  that  we  own,  which correspond to this phase of the implementation, are:

  uhomeshop.com  uworkstation.com  ufoundation.com uband.com
  utoyshop.com   ucdshop.com  ujobshop.com


CRM (Customer Relationship Management)

As our company matures, CRM will need to be at the core of all of our offerings. CRM technology offers an extremely comprehensive set of tools for integrating customer behavioral analysis, contact management, customer service, call centers (if needed), enhanced telephony, personalized offerings and much more.

Below are some examples of how CRM will work at CureCom:

Every time one of our customers or prospects "touches" any of our services, it is recorded in their customer profile. The system begins to build a comprehensive "touch point" database, which learns about their needs based on their behavioral tendencies.

In the case of a prospect, products that integrate with CRM technology actually track activity and apply rules to behavior. After a prospect has visited a few times, we begin to be able to put them into specific demographic groups. Once we have applied a demographic to a prospect, we can personalize an advertisement or promotion that is tailored to them (personalized promotions). For instance, if they fall into the category of Male between 25-40 years of age interested in sports and games, we may offer to waive the sign-up fee to join our fantasy sports league.

Since part of our business model is raising funds for cancer, asking for a donation to the CureCom Charitable Foundation will also be something we would have our representatives request.

Highlights of CRM technology:

- Automate all facets of marketing, sales and customer service relationships between CureCom employees, business
     partners   and  customers  to  manage  all  valued  business
     relationships for long-term growth and profit.
- Mobilize the entire enterprise around our customers to create relationships that are long-term and more profitable.
-         Connect one-to-one with customers through the Internet;
capture vital information about their requirements, preferences, and problems; create solutions that offer them more value; and keep them connected to CureCom for life.
- Deliver real-time Web content, applications and services to users in the context of their jobs and relationship management activities.
- Empower employees to manage customer and partner relationships through personalization.
-         Target prospects more accurately.
         Decrease sales cycles.
-         Increase customer retention.
- Provide exceptional customer support using the information collected.

Goals

The goal of www.ufootball.com and www.ubaseball.com is to attain 4,000 customers in the next year. We would like to increase that number to 20,000 over the next few seasons. Statistics for Fantasy Sports growth are extremely promising and are covered in more detail in the Statistics section of this document.

Secondarily, in order to continue with our development efforts, we need to insure that there are sufficient corporate assets to pay for consulting.

Business Model

Our business model is based upon eight criteria:

1. Deliver applications that meet our goals of raising funds for cancer research.
2. Use Internet technology in compelling ways to entice customers to utilize our offerings.
3. Make money through ads, administrative fees and click-through technology.
4. Design a high volume portal of functionality that will drive companies to purchase advertising on our site with a portion of the advertising dollars going to our foundation.
5. Allow customization to provide a unique web experience for every customer.
6. Collect valuable demographic data about our customers to serve their needs more effectively.
7. Continually enhance and upgrade all of our technology and deliver new applications frequently.
8.        Update our content frequently.

Our business strategy and implementation model needs to answer the following questions:
1. What are the demographic profiles of the customers we should focus on attracting?
2. Which marketing programs will generate the most customers for us?
a) Banner ads are fairly inexpensive but yield decreasing click through rates.
b) Spam is an undesirable form of "junk mail" that recipients generally don't appreciate.
c) Radio allows us to reach specific demographics based on programming and is reasonably priced.
d)        Billboards.
e) Magazine ads allow focused campaigns but can be expensive.
f) "Opt-In" email programs can be expensive but are much better than Spam.
g)        Events

3.   Which customers are likely cross-sell or up-sell candidates?
4. Is our content and functionality useful to visitors and cost-effective?
5. How do we incorporate effective incentives to increase our conversion rate?

The answers to these questions will take some time to completely understand but our CRM initiative should provide significant insight. The applications that we selected fit best into what we already knew about our demographic and met our methodology requirements. We feel we have sufficiently answered these questions with the first phase of our offerings. Subsequent sections define our methodology and apply them to each of our application selections.

PROJECT 1
Fantasy Sports
Fantasy Sports provide a fantastic experience for the customer. We are currently able to deliver Football (www.ufootball.com)and Baseball (www.ubaseball.com). Hockey (www.uhockey.com) and basketball (www.ubasketball.com) are currently under development.

PROJECT 2
Free Internet Based Lottery
We expect to provide a very user-friendly interface that will allow customers to select lottery numbers at no charge. We will utilize "incentive-clicking" to gain revenue and help fund the winnings. It will not be a traditional lottery because all revenue collected via incentive clicking comes from vendors who provide their ads on our site. Customers will be required to click on one of the ads in order to "confirm" their number selections. Each time an ad is clicked, we expect to receive cash from the vendor who displayed the ad. We expect the lottery "pot" will grow much slower than that of state run lotteries because customers are not paying for a ticket. Most of the value in running the application this way comes from the enormous popularity of lotteries and the potential to drive high traffic volume to our site.

We anticipate providing other instant games and numbers games for visitors to play.


PROJECT 3
Email
Curecom Inc. expects to provide email services to its clients and participants using Microsoft Exchange. Exchange uses a much more robust protocol called MAPI. This protocol will allow us to provide calendaring, email, journaling, tasks and much more.

Administrative OfficesAdministrative Offices

The Company currently maintains a mailing address at 3215 Mathers Avenue, West Vancouver, BC V7V 2K6 Canada. The telephone number is (604) 913-8355. Other than this mailing address, we maintain other office facilities provided by the Company's president. At present, the Company pays no rent or other fees for the use of this office or the mailing address.

EmployeesEmployees

The Company is an operational company but still in the development stage and currently has no full-time employees. Several shareholders and the Company's officers and directors provide services as needed on a part time basis at no charge. Management plans to use consultants, attorneys and accountants as necessary and does not anticipate a need to engage any full time employees until such time as the Company is funded properly. Although there is no current plan with respect to either nature or amount, remuneration may be paid to or accrued for the benefit of the Company's directors and Officers in conjunction with the commencement of business.

As the company grows, it will require a full-time staff to service our clients. When the company is profitable and there is sufficient income, we will incrementally employ individuals based on need.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
     OPERATIONS.

Liquidity and Capital Resources.

The Company is operational but remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders' equity other than the receipt of net cash proceeds in excess of $150,000, from its inside capitalization funds. Consequently, the Company's balance sheet for the period of December 27, 1999 (inception) through May 31, 2001 reflects current assets of $41 at December 31, 2000 and $87 at May 31, 2001 in the form of cash, and total assets of $15,457 at December 31, 2000 and $13,903 at May 31, 2001.
1
The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.


Results of Operations

During the period from December 27, 1999 (inception) through May 31, 2001, the Company has engaged in organizational activities, acquisition of capital, development and establishment of its two initial websites and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing the Company's business plan. The Company anticipates that until these procedures are completed, it will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.

Need for Additional Financing

In order for the Company to continue initiating its business plan during this period, it anticipates that its existing capital will not be sufficient to allow it to accomplish the goal of completing its business plan. As a result, there is no assurance that the available funds will ultimately prove to be adequate. It is certain that the Company's needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Item 3. DESCRIPTION OF PROPERTY

The Company maintains a mailing address at 3215 Mathers Avenue, West Vancouver, BC V7V 2K6 Canada. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future until the business plan is substantially implemented. The Company's telephone number is (604) 913- 8355.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
     MANAGEMENT

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.



                             Number of                     Percent of
Name                         Shares Owned
                             Beneficially                  Class
                                                           Owned

Kenneth Jones, Jr.            640,000                      65.0%

Fred Petty                    150,000                      15.0%

Michelle Jones                 10,000                       1.0%

Kenneth Jones, Sr.             75,000                       7.5%

Carl Blasig                    80,000                       8.0%

The directors and executive officers currently serving the Company are as follows:

Name                          Age            Positions Held
                                             and Tenure

Kenneth Jones, Jr.            38             President,Treasurer,
Director

Fred Petty                    61             Vice President,
Director

Michelle Jones                36             Secretary

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote their time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

Biographical Information

Kenneth Jones - Chairman of the Board, President, Treasurer. Mr. Jones has 19 years of business and technical experience in the brokerage industry particularly with respect to information technology. He has a strong IT and project management background. Mr. Jones has served as Vice Presidents at Merrill Lynch and UBS PaineWebber.

Fred Petty - Vice President, Director. Mr. Petty has 27 years of project management experience at McGuire Air Force Base. His expertise is in negotiating multi-million dollar purchase contracts on behalf of the government. Hundreds of millions of dollars of contracts have been analyzed by Mr. Petty.

Michelle Jones - Secretary. Ms. Jones has been a legal secretary for many years. She has much experience in administration and organizational issues.

Indemnification of Officers and Directors

As  permitted  by  New  Jersey law,  the  Company's  Articles  of
Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been
Company directors or officers, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liabilities

Pursuant  to  the laws of the State of New Jersey, the  Company's
Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 14A: 7-14.1 of the New Jersey Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place, which would allow Messrs. Jones, Jones, Petty and Ms. Jones to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner, which they consider appropriate.

Item 6.    EXECUTIVE COMPENSATION

No officer or director has received any remuneration. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of the Company's business plan. The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this Registration Statement, the Company issued to its officers and directors a total of 955,000 shares of Common Stock in consideration for their capital contributions. The Company filed the necessary papers required for the issuance of these shares as required by Regulation D of Rule 504 of the Act, as amended. Also prior to the date of this Registration Statement, the Company issued a total of 45,000 shares of its Common Stock to two individuals for a total consideration of $ 10,300.00. These shares were also issued in compliance with Red D of Rule 504.

Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of the Company's business plan.

The Company maintains a mailing address as well as some administrative office space supplied by its president, but otherwise does not maintain an office. As a result it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after its business is operating and the volume of business and the addition of personnel dictate the acquisition of adequate premises.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to other individuals or business entities. It is more likely than not that any sale of securities by the Company's current stockholders would be at a price substantially higher than that originally paid by such stockholders or deemed to have been paid through the Company's acquisition of its principal asset. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.






Item 8.    DESCRIPTION OF SECURITIES

Common Stock

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all un-issued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should the Company's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue un-audited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.








PART II

Item l.   MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
     EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities. There were seven (7) holders of record of the Company's common stock on May 31, 2001. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.    LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following table shows the current shareholders together with the number of shares and date purchased.


                             Number of
Name and Address             Shares Owned
                             Beneficially            Date Issued

Kenneth Jones, Jr.             640,000                  12/31/99
18 Robin Lane
Monroe, NJ 08831

Ferdinand Petty                150,000                  12/31/99
30 Lilian Avenue
Trenton, NJ 08610

Michelle Petty                  10,000                   1/31/00
18 Robin Lane
Monroe, NJ 08831

Kenneth Jones, Sr.              75,000                   2/22/00
3431 South Indian River Drive
Fort Pierce, FL 34982

Carl Blasig                     80,000                    6/6/00
1276 Old York Road
Heightstown, NJ 08520

Timothy K. Wong                 20,000                   2/28/00
66-15 52nd Avenue
Maspeth, NY 11378

Christie Mollet                 25,000                    5/9/00
3431 South Indian River Drive
Fort Pierce, FL 34982

 Item 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.




                        CURECOM.COM, INC.
                  (A Development Stage Company)

                        FINANCIAL REPORT


For the Period December 27, 1999 (Date of Inception) to December
                            31, 2000

       and for the Period January 1, 2001 to May 31, 2001
































                           CURECOM.COM
                  (A Development Stage Company)

                        FINANCIAL REPORT



                            CONTENTS


Page

Independent Auditor's report                                    16

Balance sheets as of December 31, 2000 and May 31, 2001         17

Statements of operations for the period December 27, 1999 (Date of Inception)
to December 31, 2000 and for the period  January 1, 2001 to May
31, 2001                                                        19
Statement of Stockholders' equity for the period December 27,
1999 (Date of Inception) to May 31, 2001                        20

Statements of cash flows for the period  December 27,
1999 (Date of Inception) to   December 31, 2000 and for the
period January 1, 2001 to May 31, 2001                          21

Notes to financial statements                                   22



                        Jerome Rosenberg
                   CERTIFIED PUBLIC ACCOUNTANT



                REPORT OF INDEPENDENT ACCOUNTANT


The Board of Directors
CURECOM.COM INC.


We have audited the accompanying balance sheet of CURECOM.COM INC. as of December 31, 2000 and May 31, 2001 and the related statements of operations and retained earnings, stockholders' equity and cash flows for the period December 27, 1999 (Date of Inception) to December 31, 2000 and for the period January 1, 2001 to May 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CURECOM.COM INC. as of December 31, 2000 and May 31, 2001 and the results of its operations and cash flows for the period December 27, 1999 (Date of Inception) to December 31, 2000 and for the period January 1, 2001 to May 31, 2001 in conformity with generally accepted accounting principles.


July 18, 2001
                        Jerome Rosenberg
                        CURECOM.COM INC.
                 ( A Development Stage Company)
                         BALANCE SHEETS
            As of December 31, 2000 and May 31, 2001
                        ASSETS

   CURRENT ASSETS:
     Cash in bank                                       41        87

      Total current assets                              41        87

   FIXED ASSETS:
     Equipment, net of accumulated depreciation
   (Note 2 )                                        15,416      13,816

      Total fixed assets
                                                    15,416      13,816

      Total assets                                  15,457      13,903









                                                       Dec.        May
                                                       31,         31,
                                                       2000        2001
                                LIABILITIES AND
                            STOCKHOLDERS' EQUITY

   LIABILITIES
     Accounts payable                                22,500     25,000
     Loans payable officer                           17,317     14,942

      Total liabilities                              39,817     39,942

   STOCKHOLDER'S EQUITY:
   Common stock
     At Dec 31, 2000, stated value $.01 per share;
        authorized 10,000,000 shares; issued and
outstanding 100,000 shares                            1,000        -
 At May 31, 2001, stated value $.001 per share,
   authorized
     100,000,000 shares; issued and outstanding          -       1,000
   1,000,000 shares

   Capital in excess of stated value                 95,040     95,040

   Retained earnings (Deficit)                     (120,400)  (122,079)


      Total stockholder's equity                    (24,360)   (26,039)


      Total liabilities and stockholder's equity     15,457     13,903









         See accompanying notes to financial statements

                        CURECOM.COM, INC.
                  (A Development Stage Company)

                     STATEMENT OF OPERATIONS

For the Period December 27, 1999 (Date of Inception) to December
                            31, 2000
       and for the Period January 1, 2001 to May 31, 2001


                                               Dec 27,       Jan. 1
                                                 1999         2001
                                                  to           to
                                               Dec 31,       May 31,
                                                 2000         2001

   Revenue                                        $             $
                                                 934           184

   Operating expenses:

    Consultants                               76,525           -
    Advertising                                3,350           -
    Web Services                               1,499           -
    Domain name                                3,780          69
    Marketing                                  5,500
    Server hosting                             3,981       -
    Statistical research                       2,500
    Software                                     328
    Filing fees                                  310
    Professional fees                         14,800
    Telephone                                    367
    Depreciation expense                       3,839        1,600
    Office expense                             3,362
    Miscellaneous expense                      1,193          194

         Total operating expense             121,334        1,863

   Operating (loss)                         (120,400)      (1,679)




         See accompanying notes to financial statements


                        CURECOM.COM INC.
                  (A Development Stage Company)

                STATEMENT OF STOCKHOLDERS' EQUITY

 For the Period December 27, 1999 (Date of Inception) to May 31,
                              2001



                                            Common Stock   Capital in   Retained
                                                           Excess       Earnings
                                            Shares Amount  of Par
                                                           Value

June 12, 2000 Issuance of 100,000 shares,
              stated value $.01 per share   100000   1000  95040        -

Dec 31, 2000      Net (loss)                -        -     -            (120400)

Dec 31, 2000      Balances                  100000   1000  95040        (120400)

April 30, 2001     10:1 stock split         900000   -     -            -

May 31, 2001     Net (loss)                 -        -     -            (1679)

May 31, 2001     Balances                   1000000  1000  95040        (122079)







        See accompanying notes to financial statements


                        CURECOM.COM, INC.
                  (A Development Stage Company)

                     STATEMENT OF CASH FLOWS
For the Period December 27, 1999 (Date to Inception) to December 31, 1999
       and for the Period January 1, 2001 to May 31, 2001

                                                  Period      Period
                                                  ended       ended
                                                  Dec. 31,    May 31,
                                                  2000        2001
 CASH FLOWS FROM OPERATING ACTIVITIES:

 Net (Loss)
                                                  (120,400)    (1,679)


 Adjustments to reconcile net loss to net cash used in operating activities:

 Depreciation                                     3,839        1,600

 Changes in assets and liabilities:
 Increase in accounts payable                    22,500        2,500

 Total adjustments                               26,339        4,100

 NET CASH PROVIDED BY (USED) BY OPERATING       (94,061)        2241
 ACTIVITIES

 CASH FLOWS FROM INVESTING ACTIVITIES

 Acquisition of equipment                       (19,255)         -


 NET CASH USED IN INVESTING ACTIVITIES          (19,255)         -


 CASH FLOWS FROM FINANCING ACTIVITIES
 Loans payable from officer                      17,317       (2,375)

 Issuance of common  shares                      96,040           -


 NET CASH FROM FINANCING ACTIVITIES             113,357       (2,375)

 Increase in cash                                    41           46

 Cash, beginning of period                            0           41

 Cash, end of period                                 41           87


See accompanying notes to financial statements

                        CURECOM.COM, INC.
                  (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

For the Period December 27, 1999 (Date of Inception) to December
                            31, 2000
       and for the Period January 1, 2001 to May 31, 2001



Note 1-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A.   Organization and Business Operations:

          The Company, a development stage company was incorporated in the State of New Jersey on December 27, 1999. The Company is currently in the early operational stage with active developmental and promotional phases. The Company's planned focus is centered on raising funds for charitable purposes through Internet games and other compelling web functionality.
          The Company presently is operational and has two fully active sports oriented websites.

          B.   Use of Estimates:

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          C.   Cash and Cash Equivalents:

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


          D.   Income Taxes:

          At inception, the Company did elect to be taxed as a S-
          Corporation for both Federal and State purposes.
          The Company is presently making an election to the Internal Revenue Service to revoke this election and to change its status to a C-Corporation.



          E.   Revenue recognition:

          Revenues are recognized at the time that customers sign on to the Company's websites.

          F.   Fixed assets:

          Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

          Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation accounts. Any gain or loss thereon is either credited to charged to operations.

Note 2-  FIXED ASSETS

         Fixed assets are comprised of the following:

                                            Dec.     May 31,
                                             31,
                                            2000      2001

          Computers and related
          equipment                         19,255    19,255

          Less: accumulated                  3,839     5,439
          depreciation


                                            15,416    13,816


Note 3-  STOCKHOLDERS' EQUITY

         At inception, the Company was authorized to issue 1,000 shares of its no par common stock, with no stated value. On June 12, 2000, the Company's Board of Directors voted to change the authorized number of shares to 1,000,000 shares, with a stated value of $.01 per share.
         On April 30, 2001, the Board of Directors again voted to change the authorized number of shares to 100,000,000 shares with a stated value of $.001 per share, and authorized a 10:1 stock split applicable to 100,000 shares that were issued and outstanding.

Note 4-   VALUATION OF SHARES ISSUED:

          The Company issued a total of 1,000,000 shares of its common stock (restated for the 10:1 stock split)
          Of the 1,000,000 shares issued, 640,000 shares were issued to the Company's founder, president and Director for a total consideration of $28,740. The remaining 360,000 shares were issued to six other individuals for a total consideration of $67,300.
Item 1.  Index to Exhibits

The exhibits listed below are filed as part of this Registration
Statement.

          Exhibit Number           Document
               3 (i)               Articles of Incorporation
               3 (ii)              Bylaws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CURECOM INC.

/S/   Kenneth Jones, Jr.
        Kenneth Jones
(Principal Executive Officer)

Date: July 25, 2001







                          EXHIBIT 3(i)


                            RESTATED
                    ARTICLES OF INCORPORATION

                               OF

                          CureCom, INC.


 **************************************************************


     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of New Jersey relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE.  (NAME)

The name of the corporation is: CureCom.Com, Inc.

The address of the corporation is:

          ARTICLE TWO.  (RESIDENT AGENT)     The initial agent
for service of process is Kenneth Jones, Jr., 18 Robin Lane in the City of Monroe in the State of New Jersey.

          ARTICLE THREE.  (PURPOSES)      The purposes for which
the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of New Jersey or of the United States of America, and without limiting the generality of the foregoing, specifically:

     I    (OMNIBUS).     To have to exercise all the powers now
or hereafter conferred by the laws of the State of New Jersey upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

     II.  (CARRYING ON BUSINESS OUTSIDE STATE).      To conduct
and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

     III. (PURPOSES TO BE CONSTRUED AS POWERS).      The purposes
specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR.   (CAPITAL STOCK)    The corporation shall have
authority to issue an aggregate of ONE HUNDRED MILLION
(100,000,000) shares of non-assessable common stock, no par value per share.

All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any un-issued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

     ARTICLE FIVE.  (DIRECTORS).        The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

          NAME                          ADDRESS

          Kenneth Jones Jr.             18 Robin Lane
                                        Monroe, NJ 08831

          Ferdinand Petty

               ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital
stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

               ARTICLE SEVEN.  (INCORPORATOR).    The name and
address of the incorporator of the corporation is as follows:

          NAME                          ADDRESS

          Kenneth Jones, Jr.            18 Robin Lane
                                        Monroe, NJ 08831



               ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

               ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

               ARTICLE TEN. (STOCKHOLDERS' MEETINGS). Meetings of stockholders shall be held at such place within or without the State of New Jersey as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

               ARTICLE ELEVEN. (CONTRACTS OF CORPORATION)No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

               ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND
OFFICERS)    No director or officer shall have any personal
liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) the payment of dividends in violation of the New Jersey
Revised Statutes.

               IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Monroe, New Jersey, this 27th day of December , 1999.



__________________________________
                                           Kenneth Jones Jr.



                          EXHIBIT 3(ii)



                        CORPORATE BYLAWS
                            BYLAWS OF
                          CURECOM INC.



                 CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE
1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20



ARTICLE ONE-CORPORATE CHARTER AND BYLAWS
1.01 CORPORATE CHARTER PROVISIONS
The Corporation's Charter authorizes one hundred million (100,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE -REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of New Jersey is: 18 Robin Lane, Monroe, New Jersey 08831. The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is:
Kenneth Jones.
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
The address of the initial principal business office of the Corporation is hereby established as: 18 Robin Lane, Monroe, New
Jersey 08831 with a mailing address at 3215 Mathers Avenue,  West
Vancouver, BC V7V 2K6 Canada.

The Corporation may have additional business offices within the State of New Jersey and where it may be duly qualified to do business outside of New Jersey, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders? meeting following their adoption.

ARTICLE TWO - DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of New Jersey as may be designated by the Board.

2.04 REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

2.10 BOARD COMMITTEES' AUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
The number of Directors of this Corporation shall be two. No Director need be a resident of New Jersey or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.


2.14 REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.

ARTICLE THREE - SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the New Jersey Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of New Jersey as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Cumulative voting is specifically prohibited.

3.08 PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM
3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
Elections  for  Directors  need  not  be  by  ballot   unless   a
Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of New Jersey, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.


3.13 FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

ARTICLE FOUR - OFFICERS

4.01 TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

4.01(d)   SECRETARY
The Secretary shall:
      A. See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
     B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
      C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
      D. Be custodian of the Corporation's records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
      E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(e)   TREASURER
The Treasurer shall:
      F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
      G. Receive, and give receipt for, monies due and payable to the Corporation.
      H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
      I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
     J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.04 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04 COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

ARTICLE FIVE - AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

ARTICLE SIX - ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

ARTICLE SEVEN - CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.


7.04 BOOKS OF ACCOUNT
The  Corporation shall maintain correct and adequate accounts  of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.





7.05 INSPECTION OF CORPORATE RECORDS

A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06 FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

ARTICLE EIGHT- ADOPTION OF INITIAL BYLAWS
The  Board of Directors adopted the foregoing bylaws on  December
27, 1999.

_________________________________
Director
_________________________________
Director

Attested to, and certified by:

____________________________________
Secretary